Exhibit 3

31 March 2003

204/03—jmd

Embargo: For immediate release

PRODUCTION AT ERPM RETURNS TO NORMAL

Durban Roodepoort Deep, Limited refers to the following announcement made today (Monday, 31 March, 2003) by Crown Gold Recoveries (CGR), regarding the underground fire at the Far East Vertical Shaft of CGR's ERPM Mine:

Access to the last of the underground workings affected by the underground fire at ERPM's Far East Vertical Shaft has now been re-established.

The fire started on 1 February on the 70West longwall following a normal blast. While the precise cause of the fire has not yet been determined, there is evidence that it was premeditated.

A total of 226 proto teams were involved in extinguishing the fire, which makes it one of the largest proto team callouts in South African mining history. The estimated cost of the fire to Crown Gold Recoveries was R15.2 million.. A total of 130kgs of gold production were lost.

Gold production is recovering. Production for the month of March was 190 kgs compared with 220 kgs in January.

ERPM is a wholly owned subsidiary of Crown Gold Recoveries, a BEE joint venture between Khumo Bathong Holdings (60%) and Durban Roodepoort Deep (40% + operatorship).

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)